UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TeleHealthCare, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87944X 103

(CUSIP Number)

Derek Cahill

c/o TeleHealthCare, Inc.

1031 Calle Recodo Suite B

San Clemente, CA 92673

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

2/8/2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Derek Cahill
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF for Common Stock
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 38,500,000 Common Stock;
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 38,500,000 Common Stock;
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,500,000 Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.55% Common Stock
14.	TYPE OF REPORTING PERSON (see instructions) IN

This Schedule 13D/A (this “Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on March 28, 2016 (collectively, “Schedule 13D").

Item 5.  Interest in Securities of the Issuer.

1. Common Stock owned by Derek Cahill

(a) Amount Beneficially Owned: 38,500,000(1)

Percent of Class: 76.55%

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 38,500,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 38,500,000

(ii) Shared power to dispose or direct the disposition of: 0

(1) 2,500,000 shares of the Common Stock is held by the MD Capital, of which Mr. Cahill owns 100% of the issued and outstanding stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TeleHealthCare, Inc.
April 1, 2016
Dated
/s/ Derek Cahill
Signature Derek Cahill / Chief Executive Officer
Name/Title